UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated 29 August 29 August 2016

Commission File Number: 001-31318

**GOLD FIELDS LIMITED**
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F     

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code:  GFI
ISIN Code:  ZAE000018123

**DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS AND MAJOR SUBSIDIARIES**

In compliance with paragraphs 3.63 – 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has Awarded on 25 August 2016 ("the Award Date"), Award effective 1 March 2016, Conditional Performance Shares to directors of Gold Fields and major subsidiaries of Gold Fields in terms of the Gold Fields Limited 2012 Share Plan as set out below.

**Performance Shares (PS)** are conditionally awarded, based on  a share price of R62.958 being the 3 day VWAP of 18, 19, 20 May 2016.  The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:

**Relative TSR** - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
**Absolute TSR** - Gold Fields share price measured at the start and the end of the performance period.
**Free Cash Flow Margin** – achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.

| Name | **Naseem Ahmed Chohan** |
|---|---|
| Position | Director of Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd |
| No of PS awarded and accepted | 66,035 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

| Name | **Johannes Pauley** |
|---|---|
| Position | Director of a Major Subsidiary Gold Fields Orogen (BVI Holdings) |
| No of PS awarded and accepted | 55,095 |

| Class of underlying security to which rights attach | Ordinary shares |
|---|---|
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

| Name | **Paul Schmidt** |
|---|---|
| Position | Director of Gold Fields Ltd |
| No of PS awarded and accepted | 171,619 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

| Name | **Lee-Ann Samuel** |
|---|---|
| Position | Director of Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd |
| No of PS awarded and accepted | 66,092 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

| Name | **Lucy Mokoka** |
|---|---|
| Position | Company Secretary |
| No of PS awarded and accepted | 21,572 |
| Class of underlying security to which rights attach | Ordinary shares |
| Nature of transaction | Off market acceptance of Performance Shares awarded |
| Vesting Period | Performance Shares vest on third anniversary of effective Award date |
| Nature of interest | Direct and Beneficial |

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to Award the abovementioned Performance Shares.


29 August 2016
Sponsor:
JP Morgan Equities Limited

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 29 August 2016

| | |
|---|---|
| By: | /s/ Nicholas J. Holland |
| Name: | Nicholas J. Holland |
| Title: | Chief Executive Officer |